

June 14, 2011

Via E-mail
Timothy J. Donahue
Chief Financial Officer
Crown Holdings, Inc.
One Crown Way
Philadelphia, Pennsylvania 19154

> **RE:** **Crown Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 21, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 4, 2011**
> **File No. 0-50189**

Dear Mr. Donahue:

We have reviewed your response letter dated June 8, 2011, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 30

1. We note the additional disclosures you intend to include in future filings in response to comment 4 in our letter dated May 24, 2011. As requested in comment 3 in our letter dated May 24, 2011, please expand upon the draft disclosures to provide investors with an analysis of the material factors impacting net sales and segment income in terms of quantifying each factor and explaining why the factors are impacting net sales or segment income in future filings. For example, please quantify the impact the pass-through of lower steel costs to

customers in the aerosol can business had on net sales. Please provide an analysis as to why there was an increase in regional demand for beverage cans. Please provide an explanation as to why segment income margin increased to 17.4% from 15.3%. In this regard, an increase in demand does not provide investors with sufficient information to understand an increase in margins.

Liquidity and Capital Resources, page 35

2. We note the additional disclosures you intend to include in future filings in response to comment 5 in our letter dated May 24, 2011. Specifically, you note that certain foreign subsidiaries provide cash to the U.S. operations through dividends that the U.S. operations rely on for funding, while other foreign subsidiaries have been designated as permanently reinvested. Please disclose the portion of the $379 million of cash and cash equivalents that are held at foreign subsidiaries that have been designated as permanently reinvested in future filings. Please also disclose that your current operating plans do not demonstrate a need to repatriate the foreign cash and cash equivalent amounts designated as permanently reinvested.

K. Provision for Asbestos, page 64

3. We note the additional disclosures you intend to provide in future filings in response to comment 11 in our letter dated May 24, 2011. Specifically, we note your statement, "…the Company is unable to estimate the reasonably possible loss in excess of accrual due to potential changes in the litigation environment and other uncertainties inherent in making long-term projections whose impact cannot be known or reasonably estimates." We further note additional disclosures regarding difficulty in predicting the ultimate outcome. Please note that a statement that you are unable to predict the ultimate outcome does not sufficiently address your disclosure requirement, as the amount to be disclosed is a best estimate based on the available information prior to releasing your consolidated financial statements rather than an ultimate or known amount. To the extent that you continue to be unable to provide a reasonable estimate of the reasonably possible loss in excess of accrual, please provide a more specific explanation as to why. Please refer to ASC 450-20-50-4 and Question 2 to ASC 450-20-S99-1 for guidance.

4. We note your statement that the resolution of the asbestos matters is not expected to have a material adverse effect on your financial position. We further note your additional statement that if the asbestos matters are resolved in a manner different from the estimate, there could be a material effect to your financial position. Please reconcile these two statements in your proposed disclosures, as investors may not understand the distinction you are attempting to make.

5. We note your references to "material adverse effect" when disclosing your materiality assessment to your financial position, results of operations and cash flows for the asbestos-related claims in your proposed future disclosure and in the disclosures provided in your fiscal year 2010 Form 10-K. In future filings, please remove the term, adverse, from your

materiality assessment disclosures for your asbestos-related claims and other loss contingencies disclosures you may disclose in the future. In this regard, material adverse effect could be viewed by investors as having a higher threshold associated with it than material effect.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief